Exhibit 99.16

Dr. Jonathan Milner issues Open Letter to the Board of Abcam PLC

CAMBRIDGE, England, 16 August 2023 - Dr. Jonathan Milner, the founder and 6.14% shareholder of Abcam PLC (the “Company”), today issued the following letter to the Board of the Company.

“It is now approaching two months since Abcam announced the ‘Review of Strategic Alternatives’1.

The announcement stated that the Company had ‘received strategic inquiries from multiple parties over the past few weeks’ and the Board of Directors had ‘unanimously’ decided to ‘initiate a process to explore strategic alternatives’ for the business. The Board asserted that it was ‘exploring all options’ ‘including a potential sale of the Company’ and provided reassurance to shareholders that it ‘would pursue a path that would maximise value for shareholders and ensure a successful outcome for customers and employees’.

In order to give the Board the time and space to pursue the opportunities from the Review, and acting in good faith, I temporarily suspended my campaign and requested removal of the EGM resolutions on 26 June 2023. I also offered to re-join the Board in any capacity (subject to the customary normal NED contract but with no discriminatory restrictions that would prevent me from performing my duties2) to bring my experience, expertise, and shareholder perspective to help with the Review process. I was disappointed that this offer was not acted upon and since that time have been provided with one unsatisfactory call with management. I would like to reiterate that my offer remains in place should the Board wish to accept my help with Company performance and shareholder value creation.

As a 6.14% shareholder, who openly supports a sale of the Company at a full and fair price, I would appreciate an investor update on progress against this Review of Strategic Alternatives no later than 31 August 2023 when you intend to update the market via your interim results. I have been contacted by many shareholders who are similarly supportive of a sale of the company at a full and fair value.

Should you continue to refuse my offer, and continue to underdeliver, I will call the Board accountable again and will resume my campaign in the Autumn, as disclosed, although I sincerely hope this is not required. I wish you the best of luck in the Review process and continue to offer my help to the Board and all of Abcam.

Yours,

Jonathan Milner”

Ends

1 Abcam SEC Filing – 23 June 2023

2 Press Release – Dr. Jonathan Milner Announces Suspension of Proxy Solicitation

Contacts

Jonathan Milner

https://abcamfocus.com/

Investor contact

Georgeson LLC

William P. Fiske

+1 212 440 9128

FocusAbcam@Georgeson.com

International PR advisers

US

ICR

+1 646 677 1811

FocusAbcam@icrinc.com

Europe

Consilium Strategic Communications

+44 203 709 5700

Focusabcam@consilium-comms.com